Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES INVESTMENT IN
RADISSON MINING RESOURCES INC.

Toronto (August 24, 2026) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that it has entered into a subscription agreement dated August 24, 2026 (the “Subscription Agreement”) with Radisson Mining Resources Inc. (TSX-V: RDS) (“Radisson”), pursuant to which Agnico Eagle agreed to acquire, in a non-brokered private placement, 53,420,000 units (“Units”) of Radisson at a price of C$1.07 per Unit for total consideration of C$57,159,400 (the “Private Placement”). Each Unit is comprised of one Class A common share of Radisson (a “Common Share”) and one-half of one common share purchase warrant of Radisson (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one Common Share at a price of C$1.39 for a period of sixty months following the closing date of the Private Placement, subject to acceleration in certain circumstances.

The Private Placement is subject to certain closing conditions, including approval of the TSX Venture Exchange, and is expected to close on or about September 2, 2026.

Prior to entering into the Subscription Agreement, Agnico Eagle did not own any Common Shares or Warrants. On closing of the Private Placement, Agnico Eagle is expected to own 53,420,000 Common Shares and 26,710,000 Warrants, representing approximately 10.45% of the issued and outstanding Common Shares on a non-diluted basis and approximately 14.90% of the Common Shares on a partially-diluted basis (assuming exercise of the Warrants held by Agnico Eagle at such time).

On closing of the Private Placement, Agnico Eagle and Radisson will enter into an investor rights agreement, pursuant to which Agnico Eagle will be entitled to certain rights, provided it maintains certain ownership thresholds in Radisson, including: (a) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Radisson to eight or more directors, two persons) to the board of directors of Radisson; and (b) the right to participate in certain equity offerings in order to maintain or acquire up to the greater of Agnico Eagle’s then-current ownership interest and an ownership interest of 14.9% (on a partially-diluted basis) in Radisson, and a separate top-up right in respect of certain dilutive issuances permitting Agnico Eagle to maintain its then-current ownership interest (on a partially-diluted basis) in Radisson. In addition, the investor rights agreement will provide for certain restrictions, from closing of the Private Placement through to December 31, 2028, on specified transactions involving Radisson’s mineral properties, including dispositions and certain royalty, stream, offtake and secured financing transactions, and thereafter a sixty-day advance notice right in respect of such transactions for so long as Agnico Eagle maintains certain ownership thresholds in Radisson.

Agnico Eagle is acquiring the Common Shares and Warrants as part of its strategy of acquiring strategic positions in prospective opportunities with high geological potential. Depending on market conditions, strategic priorities and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, Warrants or other securities of Radisson or dispose of some or all of the Common Shares, Warrants or other securities of Radisson that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Investor Relations

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Radisson’s head office is located at 50 rue du Petit-Canada, Rouyn-Noranda, QC J0Y 1C0.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada’s largest mining company and the second largest gold producer in the world, operating mines in Canada, Australia, Finland and Mexico. Agnico Eagle is advancing a pipeline of high-quality development projects in these regions to support sustainable growth over the next decade. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

For further information regarding Agnico Eagle, contact Investor Relations at investor.relations@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at August 24, 2026. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s acquisition of Common Shares and Warrants pursuant to the Private Placement, the expected closing and closing date of the Private Placement, Agnico Eagle’s expected ownership interest in Radisson upon closing of the Private Placement, the investor rights agreement to be entered into between Agnico Eagle and Radisson on closing of the Private Placement and Agnico Eagle’s acquisition or disposition of securities of Radisson in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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